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ANNUAL AUDITED REPORT
FORM X-17A-5

SEC
Mail Processing
Section

PART III
FACING PAGE

MAR 01 2010

Washington, DC
105

SEC FILE NUMBER
8-67786

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/09___ AND ENDING ___12/31/09___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lazard Middle Market LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 South Sixth Street, 46th Floor
_____
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Kyle A. Pecha   (612) 371-6533
                                                 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
_____
(Name -- if individual, state last, first, middle name)

50 South Sixth Street, Suite 2800	Minneapolis	MN	55402
(Address)	(City)	(State)	Zip Code

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)

AFFIRMATION

I, Kyle A. Pecha, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Lazard Middle Market LLC (the "Company") as of and for the year ended December 31, 2009, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

Kyle A. Pecha
Vice President and Controller

Subscribed to before me this 25Th day of Feb , 2010.

_____

Notary Public

LAZARD MIDDLE MARKET LLC

(SEC I.D. No. 8-67786)

FINANCIAL STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2009, AND
INDEPENDENT AUDITORS' REPORT, AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a **PUBLIC** Document.

Deloitte.

Deloitte & Touche LLP
Suite 2800
50 South Sixth Street
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
105

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Lazard Middle Market LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Lazard Middle Market LLC (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Lazard Middle Market LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 25, 2010

LAZARD MIDDLE MARKET LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$ 7,917,934
ACCOUNTS RECEIVABLE	695,720
RECEIVABLE FROM RELATED PARTIES	691,025
PREPAID AND OTHER ASSETS	232,146
DUE FROM AFFILIATES	8,133,009
FIXED ASSETS — Net	1,143,397
TOTAL	$18,813,231

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$ 439,227
Accrued salaries, bonuses, and related expenses	11,864,729
Due to affiliates	776,162
Other liabilities	210,679
Capital lease obligation	156,508
Total liabilities	13,447,305

STOCKHOLDER'S EQUITY:

Additional paid-in capital	5,516,000
Retained earnings	(150,074)
Total stockholder's equity	5,365,926
TOTAL	$18,813,231

See notes to financial statements.

LAZARD MIDDLE MARKET LLC

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

1. NATURE AND ORGANIZATION OF BUSINESS

Business — Lazard Middle Market LLC (the "Company") is a registered securities broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was formed on November 20, 2007. The Company's FINRA membership application was approved effective June 19, 2008. The Company specializes in assisting in the sale of customers' businesses or business units, and in assisting private and public corporations in transacting debt and equity financings primarily in the private capital markets. The Company does not execute customer securities transactions and therefore does not have a clearing arrangement with any other broker-dealer and holds no customer funds or securities.

The Company is a wholly owned subsidiary of Goldsmith, Agio, Helms & Lynner, LLC (the "Parent"). The Parent's outstanding shares are held 100% by Lazard Freres & Co., LLC ("Lazard Freres"), an investment banking firm. Lazard Freres is a limited liability company and is owned by Lazard Ltd., a publicly held company. The Parent was sold to Lazard Freres effective August 13, 2007.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — The Company defines cash and cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased.

Revenue Recognition — Accomplishment fees from facilitating the sale of customers' businesses or business units, financing transactions, and consulting fees are recognized when earned, typically upon closing of the transaction. Client reimbursements of expenses are presented net in "investment banking and other advisory fees" on the Company's statement of operations. The amount of expenses reimbursed by clients for the year ended December 31, 2009 was $978,000.

Operating Expenses — The Company records operating expenses (compensation and benefits, occupancy, professional services, marketing and business development, technology and information services and other) when incurred relating to services provided in facilitating the operations of the Company, including those provided by an affiliate.

Income Taxes — The Company is a disregarded limited liability company for tax purposes and therefore does not pay corporate income taxes. Therefore, the Company has not recorded a provision for income taxes in the statement of operations.

Fixed Assets — Fixed assets are stated at historical cost. The estimated useful life of equipment and furniture ranges from three to seven years and is depreciated using a straight-line method. Leasehold improvements are depreciated over the term of the lease using a straight-line method. The cost and related accumulated depreciation or amortization of assets sold or otherwise disposed of are removed from the related accounts, and resulting gains or losses are reflected in operations. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized, while expenditures for maintenance and repairs are charged to operations as incurred.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RECENT ACCOUNTING PRONOUNCEMENTS

FASB Accounting Standards Codification — In June 2009, the Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification (the "Codification") and the Hierarchy of Generally Accepted Accounting Principles. The Codification identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles. The Statement establishes the Codification as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with generally accepted accounting principles. The Codification does not create new accounting and reporting guidance rather it reorganizes generally accepted accounting principles pronouncements into approximately 90 topics within a consistent structure. This Codification is effective for financial statements issued for periods ending after September 15, 2009. The Company has adopted the Codification on December 31, 2009 and has reflected the adoption in the Company's financial statements removing all references to previous generally accepted accounting principles citations.

Subsequent Events — In May 2009, the FASB issued new guidance relating to subsequent events, which establishes principles and disclosure requirements for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, the guidance sets forth (a) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (b) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and (c) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. An entity shall disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The new guidance is effective for financial periods ending after June 15, 2009. The Company adopted the guidance on December 31, 2009 and has evaluated subsequent events through February 25, 2010, the date the financial statements were issued. The Company determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Generally accepted accounting principles establishes a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The hierarchy has three levels described as follows:

Level 1 — Inputs represent unadjusted quoted prices for identical assets or liabilities exchanged in active markets.

Level 2 — Inputs include directly or indirectly observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities exchanged in active or inactive markets; quoted prices for identical assets or liabilities exchanged in inactive markets; other inputs that are considered in fair value determinations of the assets or liabilities, such as interest rates and yield curves that are observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Inputs include unobservable inputs used in the measurement of assets and liabilities. Management is required to use its own assumptions regarding unobservable inputs because there is little, if any, market activity in the assets or liabilities or related observable inputs that can be corroborated at the measurement date. Unobservable inputs reflect the Company's own judgment about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

All cash equivalents held by the Company at December 31, 2009, are classified as Level 1.

5. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. The Company has maintained its net capital above SEC required levels at all times. At December 31, 2009, the Company had net capital as defined by Rule 15c3-1 of $3,528,718, which exceeds its required net capital of $282,083 by $3,246,635. The Company's ratio of aggregate indebtedness to net capital was 1.2 to 1 at December 31, 2009.

6. EXEMPTION

The Company claims exemption from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule. Therefore, the Company is not required to make the periodic computation of reserve requirements and is not subject to the possession or control requirements.

7. TRANSACTIONS WITH AFFILIATES AND RELATED-PARTY TRANSACTIONS

As of December 31, 2009, the Company had receivables due from the following affiliates:

Lazard Freres & Co. LLC	$ 8,000,020
Lazard BV	125,000
Lazard & Co., Limited	7,989
Total	$ 8,133,009

As of December 31, 2009, the Company had payables due to the following affiliates:

Lazard LLC	$ 764,067
GAHL	12,095
Total	$ 776,162

The Company has a management agreement with the Parent under which management fees are paid to the Parent for the actual cost of services provided to the Company.

The Company has an outstanding loan receivable with an employee on the statement of financial condition as of December 31, 2009, for $275,000 and a receivable from Lazard Capital Markets in the amount of $416,025.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company was operating independently.

8. COMMITMENTS AND CONTINGENCIES

Various lawsuits, claims, and proceedings have been, or may be, instituted or asserted against the Company relating to the conduct of its business. The Company records liabilities when the loss amounts are determined to be probable and reasonably estimable. Although the outcome of litigation cannot be predicted with certainty, management believes that the outcome of such legal proceedings and claims would not have a material adverse effect on the Company's financial position or results of operations.

9. SUBSEQUENT EVENT

In January 2010, the Parent made a $2,000,000 capital contribution to the Company. In February 2010, the Company closed the Los Angeles, California office, no communication prior to December 31, 2009.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 2800
50 South Sixth Street
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

February 25, 2010

Lazard Middle Market LLC
225 South Sixth Street, 46th Floor
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Lazard Middle Market LLC (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 25, 2010, and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP